Exhibit 21.1

List of Subsidiaries

Chex Services, Inc., a Minnesota corporation

Collection Solutions, Inc., a Minnesota corporation

FastFunds International, Inc., a Delaware corporation

FFC FastFunds (Cyprus) Limited, formed under the Laws of Cyrpus

FastFunds International Limited, formed with the Registar of Companies for England and Wales

Key Financial Services, Inc., a Florida corporation

Nova Financial Services, Inc., a Florida corporation

Denaris Corporation, a Delaware corporation